SHAREHOLDER SERVICES PLAN

     Section l. Upon the recommendation of Columbia Management Advisors, Inc. (the "Administrator"), the administrator of each Trust listed on the attached schedule (each, a "Trust"), any officer of the Trust is authorized to execute and deliver, in the name and on behalf of the individual portfolios listed on the attached schedule (each, a "Fund"), written agreements in substantially the form attached hereto or in any other form duly approved by the Board of Trustees ("Servicing Agreements") with securities dealers, financial institutions and other industry professionals that are shareholders or dealers of record or which have a servicing relationship ("Service Organizations") with the beneficial owners of Class T shares of each Fund listed on the attached schedule. Pursuant to said Agreements, Service Organizations shall provide administrative support services as set forth therein to their customers who beneficially own Class T shares (as described in the applicable Fund prospectus) of the Funds in consideration of fees, computed and paid in the manner set forth in the Servicing Agreements, at the annual rate of up to .50% in the aggregate of the net asset value of the Class T shares beneficially owned by such customers. Any bank, trust company, thrift institution or broker-dealer is eligible to become a Service Organization and to receive fees under this Plan, including FleetBoston Financial Corporation and its affiliates. All expenses incurred by a Fund with respect to Class T shares of a particular Fund in connection with Servicing Agreements and the implementation of this Plan shall be borne entirely by the holders of the applicable series of shares of the Fund. Each Servicing Agreement will provide for a fee waiver by a Service Organization to the extent that the net investment income of a series of shares of a particular Fund earned in the applicable period is less than the fee due from such series for such period.

     Section 2. The Administrator shall monitor the arrangements pertaining to each Fund's Servicing Agreements with Service Organizations in accordance with the terms of the Administration Agreement between the Administrator and the Trust. The Administrator shall not, however, be obliged by this Plan to recommend, and the Trust shall not be obliged to execute, any Servicing Agreement with any qualifying Service Organization.

     Section 3. So long as this Plan is in effect, the Administrator shall provide to each Trust's Board of Trustees, and the trustees shall review, at least quarterly, a written report of the amounts expended pursuant to this Plan and the purposes for which such expenditures were made.

     Section 4. Unless sooner terminated, this Plan shall continue until November 1, 2004 and thereafter shall continue automatically for successive annual periods provided such continuance is approved at least annually by a majority of the Board of Trustees, including a majority of the trustees who are not "interested persons" of the Trust and who have no direct or indirect financial interest in the operation of this Plan or in any Agreement related to this Plan (the "Disinterested Trustees").

     Section 5. This Plan may be amended at any time with respect to any Fund by the Board of Trustees, provided that any material amendments of the terms of this Plan shall become effective only upon the approvals set forth in Section 4.

     Section 6. This Plan is terminable at any time with respect to any Fund by vote of a majority of the Disinterested Trustees.

     Section 7. While this Plan is in effect, the selection and nomination of the trustees of the Trust who are not "interested persons" (as defined in the Act) of the Trust shall be committed to the discretion of the Trust's Disinterested Trustees.

     Section 8. This Plan has been adopted by the Trust as of November 1, 2002.


                                    SCHEDULE

Columbia Management Advisors, Inc. is the Administrator for the following funds having Class T shares:

Columbia Funds Trust III:
     Columbia Intermediate Government Income Fund
     Columbia Quality Plus Bond Fund

Columbia Funds Trust V:
     Columbia Connecticut Intermediate Municipal Bond Fund Columbia Massachusetts Intermediate Municipal Bond Fund Columbia Intermediate Tax-Exempt Bond Fund
     Columbia New Jersey Intermediate Municipal Bond Fund Columbia New York Intermediate Municipal Bond Fund Columbia Rhode Island Intermediate Municipal Bond Fund

Columbia Funds Trust XI:
     Columbia Asset Allocation Fund
     Columbia Dividend Income Fund
     Columbia Large Cap Core Fund
     Columbia Disciplined Value Fund
     Columbia Small Cap Fund
     Columbia Small Company Equity Fund
     Columbia Large Cap Growth Fund
     Columbia International Equity Fund